EXHIBIT 99.1

TSX: EQX NYSE-A: EQX

Annual General Meeting of Shareholders

May 15, 2020

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders of Equinox Gold Corp. (“Company”) held on May 15, 2020.

The matter voted on at the Meeting and the results of the voting were as follows:

Item: 1: Number of Directors

On a vote by ballot, the shareholders approved setting the number of directors at ten.

Votes For	% For	Votes Against	% Against
84,616,664	99.77	193,525	0.23

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until her/his successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Mr. Ross Beaty – Chairman	80,001,270	94.33	4,808,920	5.67
Mr. Neil Woodyer – Vice Chairman	74,607,943	87.97	10,202,247	12.03
Ms. Maryse Bélanger	84,336,401	99.44	473,789	0.56
Mr. Lenard Boggio	79,750,176	94.03	5,060,014	5.97
Mr. Tim Breen	74,777,649	88.17	10,032,541	11.83
Mr. Gordon Campbell	84,403,405	99.52	406,785	0.48
Gen. Wesley Clark	84,248,166	99.34	562,023	0.66
Mr. Marshall Koval	74,765,242	88.16	10,044,947	11.84
Mr. Peter Marrone	82,523,171	97.30	2,287,019	2.70
Mr. Christian Milau	79,911,059	94.22	4,899,131	5.78

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Item 3: Appointment of Auditors

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditors of the Company for the ensuing year and authorized the Board to set the auditors’ pay.

Votes For	% For	Votes Withheld	% Withheld
97,407,406	95.04	5,087,710	4.96

Item 4: Say on Pay Advisory Vote

On a vote by ballot, the shareholders approved a non-binding advisory resolution approving the Company’s approach to executive compensation.

Votes For	% For	Votes Against	% Against
82,897,823	97.75	1,912,366	2.25

Yours truly,
Equinox Gold Corp.

/s/ Susan Toews

Susan Toews

General Counsel